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                                          April 20, 2005


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-9
450 Fifth Street, NW
Washington, D.C. 20549

ATTN:  Jeffrey Riedler, Assistant Director

       RE:  VALERA PHARMACEUTICALS, INC.:
            REGISTRATION STATEMENT ON FORM S-1 FILED MARCH 14, 2005 COMMISSION FILE NO. 333-123288


Dear Mr. Riedler:

            On behalf of Valera Pharmaceuticals, Inc. (the "Company"), we are hereby responding to comments by the staff (the "Staff") of the Securities and Exchange Commission contained in your letter dated April 11, 2004 (the "Comment Letter"), in connection with the above-captioned registration statement (the "Registration Statement"). Page references contained in the response are to the form of prospectus contained in Pre-Effective Amendment No. 2 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff's comments is reproduced below in italics under the Staff's topic headings followed in each case by the related Company response. Additionally, supplemental information is being provided in this letter and under separate cover in response to certain of the Staff's comments.

GENERAL

      1. Please complete all of the blank sections of your filing prior to filing the next amendment.

      Company Response:

            We have revised the prospectus to eliminate substantially all blanks, other than information that may be omitted under Rule 430A and the price range and related information. The price range and related information and any remaining blanks, other than information that may be omitted under Rule 430A, will be included in
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            a future pre-effective amendment which will be filed prior to distribution of a preliminary prospectus.

      2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

            Company Response:

            The Company will not use any graphic, visual or photographic information in the printed prospectus other than the logo on the cover page of the prospectus.

      3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

            Company Response:

            The Company understands that you may have additional comments when it files a pre-effective amendment containing pricing-related information. The Company will file this amendment prior to circulating the preliminary prospectus.

      4. Please note that when you file a pre-effective amendment that includes your price range, the range must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

            Company Response:

            When the Company files a pre-effective amendment that includes the price range, the range will be bona fide within the meaning of the Staff's interpretation.

      5. We note that you plan to sell securities using a directed share program. Please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule. We may have further comments.

            Company Response:

            UBS Financial Services Inc. will handle the directed share program which will be part of the underwritten offering. The Company and UBS Financial Services Inc. intend to adhere to the following procedures for the directed share program:

               Preparation for the directed share program mailing

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            The Company provides UBS Financial Services Inc. with a database with each participant's name, address and phone number.

            A new account mailing is remitted to the participants via Federal Express with a Federal Express return envelope. The new account mailer consists of the preliminary prospectus, cover letter from the Company, frequently asked questions sheet, directed share program procedures and instructions, new account application form, W-8BEN for foreign participants, client agreement (the client agreement is part of the new account application form), NASD certification and an indication of interest form. A copy of this material is being provided supplementally under separate cover. Please note that no materials have been sent as of the time of this response and no materials will be sent until after a preliminary prospectus meeting the requirements of Section 10 of the Securities Act of 1933 has been prepared and filed with the Commission.

            Participants return packages to express their interest.

            Any participants that are unable to sign the NASD certification form will not be permitted to participate in the directed share program.

            Upon receipt of a package, a UBS Financial Services Inc. salesperson calls the participant to confirm receipt of the package.

                  a. The salesperson confirms the participant's indication verbally and advises the participant of the expected pricing date and price range.

                  b. The salesperson reiterates that if UBS Financial Services Inc. is unable to confirm the participant's indication of interest on the night of pricing (after the registration statement is effective and before trading the morning after pricing), the participant will not be allocated any shares.

                  c. The salesperson reviews payment options and the time by which payment must be received by UBS Financial Services Inc. UBS Financial Services Inc. does not accept funds prior to pricing and effectiveness.

                  d. The salesperson advises the participant of any lock-up restrictions.

            The salesperson updates the database of participants to reflect that the indications have been orally confirmed.

                  Morning of pricing

            The allocation amount and final indication list are e-mailed to the Company with instructions to give UBS Financial Services Inc. final allocations after the pricing.

                  Night of pricing

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            The Company provides UBS Financial Services Inc. with the final allocations for each participant after the issue is priced and effective.

            After receiving the final allocations from the Company, UBS Financial Services Inc.'s sales team calls each participant to:

                  a. confirm his or her final allocation, price and amount due (the directed shares are purchased at the full IPO price);

                  b.    ask for his or her acceptance;

                  c.    review payment options and timing; and

                  d.    discuss any lock-up restrictions.

            If a message is left, the salesperson will say: "I am calling from UBS Financial Services Inc. regarding the Valera directed share program. The issue was priced this evening (day, date). We must speak to you no later than 9:00 a.m. EST tomorrow to confirm your participation and pricing. If we don't speak to you by then, you will not be able to participate. Please return this call to __________."

            NOTE: at the time of the confirmation call the participants have the option to accept, reject, or reduce the allocation given to them by the Company. The participants may also ask for additional shares; however any requests for additional shares must be approved by the Company.

                  Morning after pricing

            UBS Financial Services Inc.'s sales team makes calls to those people who were not reached the night before. By 9:00 a.m., the Company is contacted and is informed of the persons who have not been contacted.

            When the issue starts trading, UBS Financial Services Inc. reviews the list for completeness. If there are any persons who haven't been reached, UBS Financial Services Inc. informs the Company and the shares are given back to UBS Securities LLC.

                  Trade date +3

            Payment is due from all participants (payment can be made anytime after the issue is priced and effective, t+3 is the official payment due date).

      6. Throughout the registration statement, you cite various estimates, statistics and other figures, and reference beliefs you have. Where you cite your own estimates, please explain how you arrived at those estimates, disclose any third-party sources you relied upon, and provide us with any copies of those sources. Copies delivered should be marked to highlight the relevant information. For all other

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            figures and statements, please identify your sources and provide copies of these sources to us. Set forth below is an illustrative and not an exhaustive list of statements that should be supported:

            (a) "The total number of patients with advanced prostate cancer in the US was approximately 652,000 in 2004, and we estimate the patient population in Europe to be of similar size."

            (b) "The prevalence of this condition is estimated to be between one in 5,000 to 10,000 children. This yields a potential population of up to 11,700 children, who are 14 or younger with this condition in the U.S."

            (c) "We believe that there are approximately 1,000 new acromegalic patients per year in the U.S. and 16,000 total patients."

            (d) "We estimate the U.S. acromegalic market to be $160 million annually, consisting primarily of monthly injections of octreotide."

            (e) "...generic drug companies do not typically have field sales forces."

            (f) "There are approximately 700 pediatric endocrinologists in the U.S., and most of them are located in the same major metropolitan areas as the urologists we are calling on for Vantas."

            (g) "There are 214 registered addiction medicine specialists practicing in the U.S."

            (h) "We believe that such predictable release over a period of 12 months has not been achieved by most other drug delivery systems, including sustained release injections, bioerodible implants and transdermal devices."

            Company Response:

            The Company believes that it has disclosed the source of the statistics and other data where such information is helpful to prospective investors. The Company believes that providing this information in every instance would be cumbersome and would not be useful to prospective investors. The Company is providing the requested information to you supplementally under separate cover.

PROSPECTUS SUMMARY, PAGE 1

            7. The summary section should be a balanced discussion of the most significant factors that relate to your offering. Currently, your summary is a detailed discussion of mainly the positive aspects of Vantas, and your company's drug candidates under development and strategy. You should revise to provide more disclosure regarding any negative aspects of your company's experiences, strategy and prospects.

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            Company Response:

            The Company has added disclosure at the end of the "Prospectus Summary" section on page 3 in response to the Staff's comment.

      8. In the first sentence, you state that you are a fully- integrated specialty pharmaceutical company. We note that you rely on third parties for services, raw materials and the performance of trials. Therefore, it appears that you are not "fully-integrated." Please revise.

      Company Response:

            The Company has deleted the term "fully-integrated" in each place where it appears.

      9. Vantas and almost all of your potential products are based on your Hydron Technology. Therefore, you should state in the very first sentence that Vantas and your potential products concern drug delivery.

      Company Response:

            The Company has revised the disclosure on page 1 in response to the Staff's comment.

      10. Please explain in Plain English what "palliative treatment" is. Also, please explain similar terms the first time they are used in the prospectus.

      Company Response:

            The Company has revised the disclosure on page 1 to describe "palliative" treatment. Palliative treatment, in the case of prostate cancer, is a treatment that slows tumor growth. The Company has added this definition after the first use of the term "palliative treatment." The Company has also added definitions that explain similar terms in Plain English the first time they are used in the prospectus.

      11. We note your use of the term "Phase I/II" regarding your completed and currently ongoing clinical trials regarding your potential products. The use of the term "Phase I/II" should only be used if your trial met all the FDA requirements for a Phase II study. Please tell us whether or not your Phase I/II trial met all of the requirements' of Phase II clinical trials. We note that Phase II trials typically involve administering the product under development to 100-300 participants, allowing for the evaluation of the effectiveness of the drug and determining the short-term side effects and risks. Has the FDA agreed that your respective studies were designed to meet the requirements of Phase II trials? For any of your studies not designed to meet all requirements of FDA approved Phase II clinical trials, please delete the references to "Phase I/II" replace the references with the term "Phase I" and explain that the trials are designated to

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            provide information related to the efficacy, not the effectiveness, of the product candidate. This comment also applies to your references to "Phase II/III" throughout the prospectus.

      Company Response:

            To use the designation "Phase I/II" clinical trial, a clinical trial must meet all the requirements of a Phase II clinical trial. A Phase II clinical trial assesses a drug candidate's safety and effectiveness for a particular disease indication in patients with the relevant disease or condition. Phase II clinical trials also help determine the common short-term side effects and risks associated with a drug candidate. The Company's completed Phase I/II clinical trial for VP003 meets the requirements for a Phase II clinical trial. This clinical trial, as one of its objectives, assessed the side effects of the treatment and also assessed the drug's effectiveness in reducing the levels of GH and IGF-1 to treat acromegalic patients. In addition, the Company expects that its anticipated Phase I/II clinical trials of VP004 and VP005 will also meet the criteria for a Phase II clinical trial. The Company believes it is appropriate to characterize the clinical trial for VP003 and the upcoming clinical trials of VP004 and VP005 as "Phase I/II" clinical trials because the completed trial meets, and the others are expected to meet, the criteria for a Phase II clinical trial and this usage is consistent with industry practice for clinical trials to study the safety, dosage levels and response to a new drug candidate.

            The Company does not use the designation Phase II/III in the prospectus.


      12. At the bottom of page 1, you state that you believe that Vantas is a more comfortable and convenient alternative to competing products because it eliminates the requirement of multiple physician visits and repeated injections and is smaller, softer and more flexible than other implants. You should balance this disclosure by stating that implantation is generally less well received by patients than injection therapy.

      Company Response:

            The Company has added disclosure at the top of page 2 in response to the Staff's comment.

COMPETITIVE STRENGTHS, PAGE 2

      13. You state that implants using Hydron Technology can be adapted to deliver many different drugs. Given that you have only received FDA approval for Vantas only, we believe you should either qualify this statement as being your belief or delete it.

      Company Response:

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            The statement that Hydron Technology can be adapted to deliver many different types of drugs is a statement regarding the chemical properties of the polymers that are used in the technology, as described in more detail on page 44 of the prospectus, and is not related, and no reference is made, to FDA approval of product candidates using the technology. As result, the Company does not believe that this statement requires qualification.

      14. As to Vantas, please state whether or not you achieved "fast track," "accelerated" or some similar type of approval for Vantas and whether you are seeking or plan to seek this type of review or approval for your other drug candidates.

      Company Response:

            The Company did not request "fast track," "accelerated" or any other type of expedited approval for Vantas. The Company may seek such status for its product candidates but has not done so at this time. The Company has provided additional disclosure to this effect on page 57.

      15. As you have chosen to include a summary of your strategy, please revise to include a discussion of the risks and obstacles you must address in implementing this strategy.

      Company Response:

            The Company has added disclosure to its business strategy on page 3 in response to the Staff's comment. Please see also the Company's response to the Staff's comment 7 above.

RISK FACTORS, PAGE 7

GENERAL

      16. In the preamble, you state, "If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material (italics add), actually occur, our business, financial condition and results of operations could be materially and adversely affected." Please amend the preamble to state that all known material risks are articulated in the risk factors section and delete the italicized language.

      Company Response:

            The Company has revised the preamble on page 7 in response to the Staff's comment.

      17. Many of your risk factors are generic in that they could apply to almost any company that develops drugs. Also, some of the risk factors merely state facts and circumstances without explaining how those facts and circumstances pose

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            risks to investors and what will happen if those risks come to fruition. The company's "business, results of operations and financial condition" being adversely affected is not specific enough to communicate the risk. Please amend the risk factors to include specific disclosure and language explaining exactly what risks you face. We expect that you will substantially amend many of the risk factors in response to this comment.

      Company Response:

            The Company has revised the risk factors in response to the Staff's comment.

      18. Where you lay out bullet points highlighting specific risk factors or embedded lists, please elaborate on any problems you have faced in the past relating to those bullet points. Please note that in doing so, your resulting disclosure might become significant enough to warrant a separate risk factor. We may have further comments on your disclosure.

      Company Response

            The Company has revised the bullet points highlighting specific risk factors or embedded lists in the risk factors in response the Staff's comment.

      19. Consider creating a risk factor which discusses any side effects and adverse reactions you have observed thus far in testing your product candidates.

      Company Response:

            No significant adverse events have been reported to date in connection with the clinical trials of Vantas or the Company's product candidates. The side effects that were reported were either those related to the active ingredients in Vantas or the product candidates or localized redness and swelling at the implant site. The Company believes that such side effects are not a material risk to the commercialization of Vantas or the development of its product candidates. However, disclosure of such side effects has been added to the "Business" section in connection with the descriptions of the related clinical trial data.

            The Company has added a risk factor on page 12 to address the risks related to the active ingredients in Vantas and the Company's product candidates.

WE HAVE A HISTORY..., PAGE 7

      20. Quantify the costs of your research and development activity that have principally caused your losses and state whether or not you anticipate that your losses will grow as you incur significant operating expenses going forward.

      Company Response:

            The risk factor has been revised in response to the Staff's comment.



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WE ARE DEPENDENT ON SINGLE SUPPLIERS..., PAGE 7

      21. You state that you have many single-supplier arrangements for raw materials and services. Please consider expanding the risk factor which discloses the inherent risks of these arrangements. Identify all sole source suppliers. To the extent that you have written agreements with such sole source suppliers, file the agreements as exhibits or provide us with the basis for your determination that it is not required.

      Company Response:

            The Company has revised the disclosure in response to the comment. The Company believes that it has adequately disclosed the inherent risks of these supplier relationships. The Company has no written agreements with any of these suppliers.

WE MAY BE UNABLE TO OBTAIN ADDITIONAL CAPITAL..., PAGE 8

      22. Please state how long you expect the proceeds of this offering to fund your operations and when you believe you will need to raise additional capital.

      Company Response:

            The Company has revised the risk factor in response to the Staff's comment.

THE SUCCESSFUL COMMERCIALIZATION..., PAGE 8

      23. You state that your current sales of Vantas may be supported, in part, by favorable reimbursement rates, which you expect will decrease in the second half of 2005. Please state and highlight in the title to the risk factor, the reason for this projected decrease and provide more detailed disclosure in MD&A.

      Company Response:

            The Company has revised the title to the risk factor and had provided more detailed disclosure in the "MD&A" section in response to the Staff's comment.

OUR FAILURE TO RETAIN, RECRUIT .., PAGE 9

      24. You state that you utilize consultants. Please expand this risk factor to state whether or not your contracts with these consultants specifically contain provisions stating that all intellectual property they develop belongs to the company and the related risks.

      Company Response:

            The Company believes that the fact that it has agreements with its consultants that contain confidentiality provisions is not a risk. The potential risks associated with

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            the failure of consultants and employees to maintain the
            confidentiality of the Company's intellectual property is addressed in the risk factor on page 16 entitled "If we are unable to protect the confidentiality of our proprietary information and know-how, our competitive position would be impaired and our business could be adversely affected."

      25. Please expand the discussion to indicate the extent to which you have employment agreements with and key man insurance for your senior management and key scientific and technical personnel.

      Company Response:

            The Company has expanded the disclosure on page 10 in response to the Staff's comment.

OUR SALES OF VANTAS.. ..PAGE 10

      26. Please state whether or not you are aware of any generic substitutes for any of your products currently being developed. If there are, name them.

      Company Response:

            The Company is not aware of any generic substitutes for Vantas or its product candidates and therefore no additional disclosure is required.

BECAUSE WE HAVE OPERATED AS A PRIVATE COMPANY. . PAGE 11

      27. This risk factor is not at all specific to your company. State whether any of your current systems and controls are not in compliance, are insufficient, are being questioned or whether you anticipate questions regarding them. Please state whether or not you or your auditors have identified any material weaknesses or significant deficiencies in your internal controls. We may have further comments once we have seen your proposed response to this comment.

      Company Response:

            The Company believes that the inclusion of this risk factor is appropriate and complies with the requirements of Item 503(c) of Regulation S-K inasmuch as it describes a significant factor that makes the offering risky and which is not applicable to any issuer or any offering. Although the Company has not experienced any specific deficiency in its internal controls to date, the Company believes that the fact that it has been a private company and has no experience in complying with public company obligations and, accordingly, that it may require additional resources to comply and that it may fail to comply is an important and unique risk that investors face in investing in the Company's common stock, which does not exist in all offerings and does not apply to all issuers.

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IF OUR CLINICAL TRIALS.... PAGE 12

      28. The disclosure in this risk factor is generic, in that it could apply to any company in your business. Please revise to highlight the risks specific to your company.

      Company Response:

            The Company has revised the disclosure to provide a context for the risks outlined in this risk factor. The Company believes that the level of specificity of this risk factor is appropriate inasmuch as it describes the significant risk of being subject to a regulatory regime which is shared by all the companies in the pharmaceutical industry. To date, the Company has not experienced any of the difficulties highlighted in this risk factor.


      29. Please describe any problems you have had in the past with the risks you have posed in this section and the other risk factors in this section.

      Company Response:

            In the Company's clinical trial experience to date, it has not encountered any of the problems described in this risk factor. In addition, the Company believes that it has disclosed specific examples of the risks described in the "Risk Factor" section where appropriate.


      30. Disclose the side effects and adverse reactions you have observed thus far in testing your drug candidates.

      Company Response:

            No significant adverse events have been reported to date in connection with the clinical trials of Vantas or the Company's product candidates. The side effects that were reported were either those related to the active ingredients in Vantas or the product candidates or localized redness and swelling at the implant site. Disclosure of such side effects has been added to the "Business"
            section in connection with the descriptions of the related clinical trial data. Please see also the Company's response to the Staff's comments 19, 41 and 43.


31. Describe any past incidence of non-compliance with the regulatory requirements to which you allude.

      Company Response:

            To its knowledge, the Company, is in material compliance with applicable FDA regulatory requirements as of the date hereof.

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FORWARD-LOOKING STATEMENTS, PAGE 20

      32. You state, "This prospectus also contains or refers to market data and industry statistics, forecasts and projections that we obtained from industry publications and publicly-available data. These sources generally indicated that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy or completeness of their information. We do not guarantee, and we have not independently verified this information. Accordingly, investors should not place undue reliance on this information." Please delete this paragraph, as it is not appropriate to disclaim the statistics and other data it encompasses or delete all such information from the prospectus.

      Company Response:

            The Company has deleted this paragraph in response to the Staff's comment.

USE OF PROCEEDS, PAGE 21

      33. Please state how much of the proceeds of the offering are expected to be allocated to each of the matters you mention in the bullets. For each of the indications for the drug candidates that you intend to conduct clinical trials for using these proceeds, disclose the stage of the FDA approval process you expect to complete using the proceeds.

      Company Response:

            Due to the uncertainties of the drug development process, the Company does not believe that the inclusion of the requested specific allocation of proceeds to each product candidate is necessary or appropriate. The Company has added additional disclosure to the "MD&A" section in response to the Staff's comment 36, which outlines the uncertainties encountered in estimating future costs of development, and the Company believes that selective disclosure of its known future development costs for some products or product candidates and not others could be misleading to prospective investors.

            The Company will add the amount of the proceeds of the offering that are expected to be allocated to each of the matters it mentions in the bullets in the pre-effective amendment containing the preliminary prospectus that will be circulated to prospective investors.

CAPITALIZATION, PAGE 23

      34. Please expand the "Convertible Preferred Stock" line item to include the number of shares authorized, issued and outstanding in each case appearing in the column captions.

      Company Response:

            The Company has revised the disclosure in response to the Staff's comment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      35. We acknowledge your "product development" table summarizing your product candidates. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII -- Industry Specific Issues -- Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:
            http://www.sec.gov/divisions/corpfln/cfcrg032001.htm#secviii.

      Company Response:

            The Company has reviewed the material cited by the Staff. In this regard, the Company does not have research arrangements that involve payments by a third party to the Company. There are no multiple element agreements and no up front fees or milestone payments. The Company's only obligations are the royalties due to third parties described under the heading "Material Agreements" in the "Business" section and Note 7 to the financial statements.

      36. Please disclose the following information for each of your major research and development projects:

            a. The costs incurred during each period presented and to date on the project;
            b. The nature, timing and estimated costs of the efforts necessary to complete the project;
            c.    The anticipated completion dates;
            d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
            e. The period in which material net cash inflows from significant projects; are expected to commence.

                  Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

                  Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

      Company Response:

            The Company has added a description of the drug development process to its overview section of the "MD&A" on pages 29 and 30 in response to the Staff's comment. In this regard, however, the Company does not believe that, due to the uncertainties of the drug development process, inclusion of the requested specific cost information is necessary or appropriate. The additional disclosure included outlines the uncertainties encountered in estimating future costs of development, and the Company believes that selective disclosure of its known future development costs for some products or product candidates and not others could be misleading to prospective investors. As a result, the Company respectfully believes that the additional disclosure provides the reader of the "MD&A" with sufficient information about the potential future costs that the Company may incur.

      37. In your critical accounting policies and estimates, please eliminate the duplication that is disclosed in your financial statements related to accounting policies and focus only on disclosure that investors need to understand your most critical accounting estimates. The disclosure should also quantify a) the effects on those estimates of reasonably likely changes and b) the amount of changes in historical estimates from the prior period.

      Company Response:

            At this time, changes in the estimates disclosed in the critical accounting policies would not have a significant impact on the Company's financial statements. The Company has revised the disclosure of its critical accounting policies and estimates on pages 31 and 32 in response to the Staff's comment. Further, in view of the Company's very limited operating history, there is no significant record of changes upon which the Company could quantify the effects of any changes.

RESULTS OF OPERATIONS -- COMPARISON OF YEARS ENDED DECEMBER 31, 2003 AND 2004, PAGE 31

      38. We acknowledge your disclosure that $2.2M of the increase in general and administrative expense is related to a stock-based compensation charge. Please quantify the other significant components that caused the remaining $3.7M increase in general and administrative expenses.

      Company Response:

            The stock based compensation charge of $2,278,091 is the only single significant component of the $4.1 million increase in general and administrative expense for the year ended December 31, 2004. All other components of the increase when taken individually were not significant enough to highlight, each representing less than 10% of the total change.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 33

      39. Please expand your discussion to address material changes in the underlying drivers including the specific inflows and outflows generated, rather than merely describing items identified on the face of the statement of cash flows. Consistent with Section IV of Financial Reporting Release 72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company's cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions.

      Company Response:

            The Company has expanded its discussion under the heading "Liquidity and Capital Resources" on page 35 in response to the Staff's comment.

BUSINESS, PAGE 36

      40. Where you provide similar or the same disclosure here as in the Summary, please comply with the above comments regarding the Summary here as well.

      Company Response:

            The Company has conformed the disclosure in the "Business" section to the changes it has made to the same or similar disclosures in the "Prospectus Summary" section.

VANTAS, PAGE 37

      41. Please discuss any side effects and adverse reactions you observed in test to which you allude in the second paragraph of this subsection.

      Company Response:

            The Company has revised the disclosure in response to the Staff's comment.

VP002, PAGE 38

42. Here and in other parts of the disclosure you mention surveys and studies conducted by D2 Market Research. Who commissioned these studies? If you commissioned them, so state, and provide us with copies which communicate the results.

      Company Response:

            The Company commissioned the studies conducted by D2 Market Research and others and has revised the disclosure in response to the Staff's comment. The

            Company is providing you with copies of these studies supplementally under separate cover.

      43. You state that results from your Phase II clinical trial showed that all patients were hormonally suppressed. Please quantify this result.

      Company Response:

            The Company has revised the disclosure on page 40 to indicate that the level of hormonal suppression achieved in the Phase II clinical trial of VP002 was clinically relevant. The Company believes that disclosure of the quantitative technical information is not helpful and would confuse investors.

      44. Please discuss any side effects and adverse reactions you observed in the described test.

      Company Response:

            The Company has revised the disclosure in response to the Staff's comment.

OUR DRUG DELIVERY SYSTEM, PAGE 40

      45. You state the advantages of your Hydron Technology. Please balance this disclosure by mentioning the disadvantages.

      Company Response:

            The Company has added disclosure to page 44 in response to the Staff's comment.

      46.   Describe in more detail the implant procedure.

      Company Response:

            The Company has added disclosure on page 44 in response to the Staff's comment.

SALES AND MARKETING AND DISTRIBUTION, PAGE 42

      47. Please state the number of product specialists you have and explain what a product specialist is.

      Company Response:

            The Company has revised the disclosure on page 45 in response to the Staff's comment.

      48. Please discuss in more detail the terms and termination provisions of your agreement with IUN.

      Company Response:

            The termination provisions of the IUN agreements have been disclosed in the "Material Agreements" section. Information regarding other terms and conditions of the agreements are the subject of a confidential treatment request under Rule 406.

REIMBURSEMENT, PAGE 43

      49.   Please disclose the amount of the ASP.

      Company Response:

            There is no ASP for Vantas at the present time. An ASP should be made generally available after there has been a complete quarter of reported sales data. The Company believes that an ASP will be available in the second half of this year.

      50. You state that a physician can expect to receive $125 for an implant procedure as opposed to $28 for an injection. Does this account for just one injection or the several injections you state are required under most injections therapy treatments? Please revise to clarify.

      Company Response:

            The disclosure has been revised on page 46 to state that the physician receives approximately $28 per injection in response to the Staff's comment.

MATERIAL AGREEMENTS, PAGE 44

      51. For each of these arrangements, ensure that you disclose the following.

            - Valera's and the other party's or parties' obligations under the agreement, and whether or not all material obligations have been fulfilled.
            - The amount and timing of payments to be made under the agreement's terms both to and from Valera.
            - Material progress or developments that have occurred in connection with the activities to be undertaken under the agreement.
            - The terms of any royalty, milestone or similar types of arrangements.
            -     Duration and termination provisions
            - Who will own intellectual property resulting from the collaboration.

      Company Response:

            With the exception of those agreements which contain confidentiality provisions and for which the Company has requested confidential treatment under Rule 406, the Company has revised the disclosure on pages 49 to 50 in response to the Staff's comment.

REGULATORY ISSUES, PAGE 50

      52. The disclosure in this section is very generic, in that it could apply to any company attempting to develop drugs. Please revise it to make it more specific to your company and each of the potential products you are developing.

      Company Response:

            The disclosure in the "Regulatory Issues" section has been revised in response to the Staff's comment.

MANAGEMENT, PAGE 55

      53. Please disclose what each of the persons mentioned has done professionally in the past five years. Where a person has been with your company for a period of time, disclose the various positions they have had, not just the position they have now.

      Company Response:

            The Company has revised the biographical disclosure on pages 60 and 61 in response to the Staff's comment.

PRINCIPAL STOCKHOLDERS, PAGE 64

      54. Please disclose what natural person or persons have sole or shared voting and dispositive power as to the shares held by each of the entities listed in the table.

      Company Response:

            The Company has added disclosure to the footnotes to the "Principal Stockholders" table on page 70 in response to the Staff's comment.

CERTAIN RELATIONSHIPS, PAGE 66

      55. We note that you have sold securities to numerous affiliated parties, as disclosed in this section. For each sale, please state how the price of the securities was determined, what factors the board considered in setting the price, whether any other purchasers purchased such securities at the same or lower prices, quantifying any discounts, and whether the securities were sold at or below fair market value.

      Company Response:

            The Company has revised the disclosure on page 71 in response to the Staff's comment.

DESCRIPTION OF CAPITAL STOCK, PAGE 67

      56. On page 68, you state that you believe this offering will be a "qualified offering." Is there some reason you believe it may not be a qualified offering? If it is not, will you proceed with the offering?

      Company Response:

            The Company believes that the offering will exceed $25 million in gross proceeds and a price of $3.00 per share and therefore will meet the requirements of a "qualified offering." The Company has not made any alternative plans or determinations in this regard, including whether to proceed or terminate the offering.

UNDERWRITING, PAGE 72

      57. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.

      Company Response:

            The Company understands that UBS Securities LLC and Banc of America Securities LLC plan to engage NetRoadshow, Inc. to host or access the preliminary prospectus on the Internet. The internet address of NetRoadshow, Inc. is "www.netroadshow.com". UBS Securities LLC and Banc of America Securities LLC have each entered into a Master Services Agreement with NetRoadshow, Inc., copies of which have been previously provided to the Staff by UBS Securities LLC and Banc of America Securities LLC, respectively. The only material that will appear on NetRoadshow, Inc.'s website in connection with the offering will be a copy of the preliminary prospectus and the road show. In accordance with the agreements, NetRoadshow, Inc. will make the road show available only to those investors who have been provided with a password from the underwriters. An investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. In the agreements, NetRoadshow, Inc. agrees to comply with its obligations under the terms of the response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated July 30, 1997, with respect to road show transmissions for registered offerings, as amended or updated by other no-action letters relating to Internet road shows.

      58. If the lead underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

      Company Response:

            As a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, and Banc of America Securities LLC may distribute preliminary prospectuses, and any amendments thereto, to certain of their customers by posting electronic versions of the preliminary prospectuses on the DealKey (SM) System (as described below) and the "i-Deal" website (as described below). UBS Securities LLC, UBS Financial Services Inc. and Banc of America Securities LLC will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS Securities LLC through its DealKey (SM) System. To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission. The electronic version of the preliminary prospectus shall be identical to the copy filed with the Commission.

            As discussed above in response to the Staff's comment 57, UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through DealKey (SM), a section of UBS Securities LLC's website. UBS Securities LLC will accept indications of interest from certain customers through DealKey (SM) but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The DealKey (SM) section is separate from UBS Securities LLC's publicly available website as access to DealKey (SM) is password-protected. UBS Securities LLC customers may obtain password access to DealKey (SM) upon request. UBS Securities LLC currently limits access to DealKey (SM) in the United States to institutional customers that are "qualified institutional buyers" under Rule 144A. DealKey (SM) contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain only Rule 134 information pertaining to the offering and a hyperlink to the preliminary prospectus. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. The Company has been informed by UBS Securities LLC that Ms. Kristina Wyatt (formerly Schillinger), Esq. of the Securities and Exchange Commission has reviewed UBS Securities LLC's electronic offering procedures. UBS Securities LLC continues to employ the same procedures as those reviewed by Ms. Wyatt.

            Electronic versions of the preliminary prospectus on "i-Deal" and any amendments thereto will only be made available to Banc of America Securities LLC's customers who have previously consented to receive such documents electronically. These customers may also request a hard copy of the preliminary prospectus or any amendment thereto, and may revoke their consent to receive such documents electronically at any time. Banc of America Securities LLC will not accept indications of interest, offers to purchase or confirm sales electronically, and will only deliver hard copies of the final prospectus to its customers.

            UBS Securities LLC and Banc of America Securities LLC have informed the Company that, in addition to distributing prospectuses electronically through DealKey (SM) and "i-Deal", they may send prospectuses via email as a courtesy to certain of its customers to whom they are concurrently sending a prospectus in hard copy.

      59. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No, 33-7289. We may have additional comments.

      Company Response:

            The underwriters have advised the Company that they do not intend to use any forms of prospectus other than print, except as described in response to the Staff's comments 57 and 58.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

RESEARCH AND DEVELOPMENT,  F-7

      60. Tell us why manufacturing costs for products of Vantas through October 2004 as you describe in MD&A meet the criteria in FAS 2 for research and development costs.

      Company Response:

            Prior to October 2004, the Company treated manufacturing costs as research and development expense as the production facility was considered a pilot plant and, up to this point in time, the Company was primarily involved in producing prototypes, testing and evaluating process alternatives and engaged in engineering activities aimed at functionality of the process in preparation for full scale manufacture of the product. Therefore, in accordance with SFAS 2 paragraph 8, the Company recorded these costs as research and development costs.

REVENUE RECOGNITION, F-10

      61. You have disclosed the requirements of SAB 104 and SFAS 48. Please, however, disclose your revenue recognition policy. Consider disclosing separate policies for sales directly to physicians separately versus sales to International Urology Network.

      Company Response:

            The Company has added disclosure on pages 32 and F-11 in response to the Staff's comment.

      62. If you are recognizing product sales at delivery when right of return exists, please tell us supplementally how you met the criteria in paragraphs 6 and 8 of FAS 48 since your only product has less than two months of sales history at December 31, 2004.

      Company Response:

            The Company recognizes product sale at delivery even though a right of return exists. FAS 48 paragraph 6 indicates that if an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at the time of sale only if certain conditions are met. The following lists those conditions and how the Company satisfies those conditions:

            a. The seller's price to the buyer is substantially fixed or determinable at the date of sale.

                        Orders come in via purchase order or are called in by customers or sales representatives. The price on such orders is dictated by the Company's price list and is fixed on the date of sale.

            b. The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

                        Customers are obligated to pay the Company once the product is delivered in good condition. Such payment is not contingent on resale of the product. In fact, standard terms are net 90 days, with a 2% discount if the customer pays within 30 days.

            c. The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

                        Once a customer accepts delivery, they are obligated to pay the Company regardless of subsequent events such as theft, damage or destruction of the product.

            d. The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

                        Title transfers to a customer upon acceptance of the product arriving in good condition and a customer generally makes a profit on the use of the product and related procedure. The Company sells to physicians with practices that administer other products and services other than the Company's Vantas product.

            e. The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

                        The Company does not have any further obligation to perform after acceptance of the product by a customer.

            f.    The amount of future returns can be reasonably estimated.

                        Please refer to the explanation regarding paragraph 8 of FAS 48 below.

            In addition, FAS 48 paragraph 8 enumerates additional factors which may impair the ability to make a reasonable estimate for returns. The following describes how the Company satisfies these factors:

            a. The Company is not aware of any significant external factors, such as technological obsolescence. Further, demand for the Company's product has been and remains high as indicated by orders from new and repeat customers.

            b. Although the Company has a long period of time in which its product can be returned, 30 days prior and 30 days after expiration (currently 1 year), it is the Company's understanding through discussions and confirmations with its customers that its customers are not buying its products and storing them as inventory. The customers are using the product and implanting it into patients in relatively short period of time after receipt. Accordingly, as the product has been resold and implanted it is not returnable.

            c. The Company is lacking historical experience with similar types of sales of similar products, but the Company does have employees who have sold similar products with similar types of sales methods, and the Company has used this experience in evaluating likely return patterns. In addition, the Company's product sales specialists generally confirm utilization of the product and inventory on hand at each customer site to evaluate the likelihood of returns. The Company compared this information with the experience the Company had from November 8, 2004 through the completion of the audit, March 10, 2005, as well as conversations with distributors of similar products.

            d. The absence of a large volume of relatively homogeneous transactions is not pertinent.

            From this information, the Company was able to reasonably estimate its anticipated returns of product.

      63. Please disclose why you record the allowance for sales returns as a credit to accounts receivable rather than as a liability.

      Company Response:

            The Company has added disclosure in Note 2, Basis of Presentation and Significant Accounting Policies, under the heading "Allowance for Accounts Receivable" on page F-11 in response to the Staff's comment.

NOTE 9. STOCK OPTIONS, F-15

      64. To enable us to better understand your accounting for stock options and beneficial conversion features including those triggered by anti-dilution features, please provide us with an itemized chronological schedule detailing each issuance of common stock, preferred stock and anti-dilution trigger from January 1, 2004 through the date of your response. Include the following information for each transaction:

            a)    number of shares issued or issuable in the grant
            b)    purchase price or exercise price per share
            c)    any restriction or vesting terms
            d)    your estimate of fair value
            e)    how you determined fair value
            f) the identity of the recipient and the relationship to the company
            g)    the nature of any concurrent transactions with the recipient
            h) any recorded compensation element and the accounting literature which you relied upon

      Company Response:

            incentive to directors, employees and consultants, and as a method to aid recruiting experienced employees. Generally, the Company grants options that vest ratably on an annual basis over a four year period. In connection with each grant, the Company's Board of Directors made a good faith determination of the fair value of the Company's common stock as of the grant date and did not hire an independent valuation firm. The majority of the Company's directors have experience as venture capitalists, specializing in early stage life science companies as well as in pharmaceutical companies and other types of life science companies. Factors considered by the directors in establishing the fair value of the common stock at the various grant dates have included the following:

            - The significant risks associated with the Company's early stage of development;
            - The Company's available cash, financial condition and results of operations;
            -     Operational and infrastructure issues affecting the Company;
            - The most recent sales of the Company's convertible preferred stock to unaffiliated third parties;
            - The preferential rights of the outstanding convertible preferred stock with respect to liquidation preferences, voting control and anti-dilution rights and the rights (i.e. participation rights) to participate on an as if converted basis in distributions following a liquidation or sale once their liquidation preference is repaid;
            - The lack of a liquid market (and the time frame in which a liquid market was likely to develop) for the Company's common stock and other securities;
            -     Market conditions for life science company stocks in general;
            -     The Company's minimal revenue and losses at the relevant time;
            - The costs and results of clinical trials for the Company's product candidates;
            - The uncertainty of clinical results for ongoing clinical trials and the importance of those trials to the Company's business;
            -     The number of product candidates in-licensed by the Company;
                  and
            -     The regulatory status of the product candidates.

            Attached to this response letter and labeled as Figure 1 is a chronological listing of stock option grants and equity issuances by the Company since December 27, 2001 through the date of this letter. Figure 1 includes information about the number of shares subject to each grant or issuance, the per share price for each such grant or issuance, the relationship to the Company of the recipient of the options or shares, the non-cash charges or the deferred compensation charges that the Company recorded in connection with these transactions and the basis for the accounting treatment for each transaction. As illustrated by Figure 1, the Company's Board of Directors has adjusted the determination of the fair value of the Company's common stock over the indicated period. Included in Figure 1 is a description of the Board's rationale in determining fair value, taking into account the factors enumerated above.

            In summary, the model used to estimate the fair value of the Company's common stock is principally based on the probabilities of an assumed liquidity event, which includes a sale or merger transaction or an initial public offering ("IPO"), and the related value that could be ascribed to the stockholders (both common and convertible preferred) if this liquidity event were to occur. The general principle behind this allocation is the determination of an enterprise value followed by the allocation of the enterprise value to the holders of debt and holders of convertible preferred and common stock.

            As shown in Figure 1, throughout 2004, the aggregate liquidation preferences for the holders of the Company's convertible preferred stock were either higher than or not significantly below the Company's enterprise value. The Company believes that the economic rights (i.e. preferences) and control rights of the convertible preferred stockholders supported a lower fair value for the Company's common stock as compared to the Company's convertible preferred stock since, in a sale to a third party based on the enterprise value, the holders of common stock would share in little, if any, of the proceeds from a sale. Moreover, even if there were proceeds available, the fact that the convertible preferred stock has participation rights would further reduce the residual amount of proceeds available for common stockholders.

            As the feasibility of an IPO liquidity event increased, the Company started to increase the value of the Company's common stock for accounting purposes. The increase in the fair value of the common stock for accounting purposes was determined through a combination of the assumed increase in the probability that the Company's common stock would be marketable and an increase in the Company's enterprise value from the Company's continued research and development efforts.

            In addition, the option grants during 2004 were issued at times when the Company and the Board had recently received a third party's indication of enterprise value (i.e. from the independent Series C investors). The Company and the Board then evaluated the current status of the Company's financial condition and business operation in light of the third party indications to arrive at a fair value of the common stock. Therefore, because of the receipt of the third party indications of value, the Board did not believe it was necessary to hire a third party valuation appraisal firm to reconfirm fair value.

            Accounting for Stock Options

            The Company applies Accounting Principles Board Opinion No 25 "Accounting for Stock Issued to Employees" ("APB 25") in accounting for options granted to directors and employees and Emerging Issues Task Force Issue 96-18 "Accounting for Equity Investment that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services ("EITF 96-18") in accounting for options granted to non-employees.

            Under the intrinsic value-based method of accounting prescribed in APB 25, the Company does not recognize compensation expense for option grants made to employees and directors when the exercise price is equal to the fair value of the underlying common stock, as determined by the Company's Board of Directors. However, the Company has recorded a deferred compensation charge when there has been a difference between the fair value and the exercise prices of the options granted. The deferred compensation is an offsetting component of stockholders equity and is charged ratably to compensation expense over the vesting period of the option. Figure 1 indicates the Company's estimates of fair value used for each applicable option grant. The total amount that the Company has recorded as deferred compensation since January 1, 2004 through the date of this letter is $4,724,952 as follows:

          Options issued in 2002 and repriced in 2003, net of forfeitures       $3,730,512
          Grants that were issued below fair market value                          994,440

            Since January 1, 2004 and through the date of this letter, the total amount that the Company has recorded as amortization of deferred stock compensation is $3,394,952.

      65. Provide us with any objective evidence which you relied upon as support for your determination of the fair value of the underlying common stock at each grant or issue date. Highlight transactions with unrelated parties, if any, believed by management to be particularly evident of the fair value of common stock, Also, progressively bridge management's fair market value per share determinations to the current estimated IPO price per share. Tell us when discussions were initiated with your underwriters. If you do not have an estimated offering price in your next filing we are deferring evaluation of stock-based compensation until your estimated offering price is specified. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

      Company Response:

            The Company requests that the Staff refer to Company's response to the Staff's comment 64.

      66. Additionally, please provide the disclosures suggested by AICPA Audit and Accounting Practice - Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

      Company Response:

            The Company has added disclosure to Note 9, Stock Options on page F-18 and to the MD&A under the heading, "Liquidity and Capital Resources" on page 36 in response to the Staff's comment.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-2

      67. For each of the sales of unregistered securities mentioned in Item 15(a), state to how many accredited and unaccredited investors you sold securities. Supplementally, please tell us how each respective offering was conducted. How many potential investors were offered securities? Did you have prior relationships with each of these offerees? Provide your analysis as to whether or not there was a general solicitation.

            For each of the sales of unregistered securities mentioned in Item 15(a), all of the investors and offerees were accredited investors, as defined by Regulation D, with whom the Company had pre-existing relationships. The offerings were conducted by Sander Morris Harris Inc. as placement agent. The placement agent received $350,000 in fees in connection with the series A convertible preferred stock offering, $876,875 in fees in connection with the series B convertible preferred stock offering and $280,000 in fees in connection with the series C convertible preferred stock offering. The Company prepared and delivered an offering circular to the offerees and did not engage in any form of general advertising or any other general solicitation.

                                    * * * * *

      We thank you for your prompt attention to this letter responding to the Staff's Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 202.220.1454 or to Irene Barberena at 202.220.1267.

                                    Very truly yours,


                                    Robert B. Murphy

cc:
Richard B. Aftanas, Esq.

                                    Figure 1

                                                   Fair Market
                                      Purchase or   Value of
Date of                                Exercise      Common
Sale or        Number and Type of       Price =       Stock                        Rationale for Determination of
 Grant      Shares Issued or Granted      FMV        (GAAP)                              Fair Market Value
------------------------------------------------------------------------------------------------------------------------------------
December    Company issued             $1.00 per                 -   Series A Preferred Stock sold entirely to third party
27, 2001    7,000,000 shares of its      share                       investors at $1.00 per share.  As this was an arms-length
                                                                     transaction the price paid was deemed to be the fair market value
                                                                 -   Post September 11, 2001
                                                                 -   Venture Capital money very scarce Series A Preferred Stock
                                                                 -   Operations all R&D and limited infrastructure at Valera


October     Adopted the Company's      $1.00 per    $1.00 per    -   Operations limited to R&D activities; limited infrastructure
15, 2002    2002 Equity                  share        share          at Valera
            Compensation Plan;                                   -   Completion of Series A Preferred Stock financing at $1.00
            2,500,000 options                                        per share
            authorized and issued an                             -   Preferred Shares features include dividend and liquidation
            aggregate of 1,720,500                                   preferences
            options to employees of                              -   Additional infrastructure and initial operations being built
            the Company                                              post Series A funding
                                                                 -   Early organization of clinical trials, transfer of relevant data from contract research organizations, and development of product strategy ongoing
                                                                 -   Uncertainty of clinical requirements of product candidates
                                                                 -   Company not generating revenue
                                                                 -   Manufacturing risks
                                                                 -   Depressed conditions for the biotech market makes the
                                                                     possibility of an IPO highly uncertain at this time
                                                                 -   Proposed decreases in Medicare reimbursement may make
                                                                     initial sales assumptions more difficult to achieve than
                                                                     originally thought
                                                                 -   Potential introduction of androgen antagonists made agonist market less certain

Figure 1 continued

                                                   Fair Market
                                      Purchase or   Value of
Date of                                Exercise      Common
Sale or        Number and Type of       Price =       Stock                        Rationale for Determination of
 Grant      Shares Issued or Granted      FMV        (GAAP)                              Fair Market Value
------------------------------------------------------------------------------------------------------------------------------------
May 30,     Issued 22,068,966         $0.725 per                 -   Raised $16,000,000 over a 13 month period via issuance of
2003        Series B Preferred           share                       Series B
through     Stock                                                -   33% of the Series B investors were outside parties (did
June 30,                                                             not participate in the Series A round); price determine to be
2004                                                                 fair market value because it was an arms-length transaction;
                                                                     preferred shares features include dividend and liquidation preferences
                                                                 -   Down round triggering anti-dilution provisions for
                                                                     Series A holders
                                                                 -   August 2003 the completion of Phase III clinical trials for the Company's lead product Vantas, for Prostate Cancer
                                                                 -   Risk of new drug application acceptance (accepted in
                                                                     February 2004)
                                                                 -   Company not generating revenue
                                                                 -   Manufacturing risks
                                                                 -   No expectation of IPO in near future
                                                                 -   Continued uncertainty of impact of changes in Medicare
                                                                     reimbursement
                                                                 -   Relatively slow market uptake of a competitive product which is also a 12 month implant (similar application to Vantas)
                                                                 -   New LHRH agonist enters the market

December    Compensation               $0.50 per    $0.50 per    -   New drug application filed for Vantas, the Company's product
1, 2003     Committee approved           share        share          for prostate cancer
            an increase to the                                   -   Company not generating revenue
            option pool to                                       -   Manufacturing risks
            5,500,000 shares and                                 -   Distribution risks
            issued and additional                                -   No expectation of IPO in near future
            2,935,650 shares                                     -   Continued uncertainty of impact of changes in Medicare
                                                                     reimbursement
            2,870,650 =                                          -   Relatively slow market uptake of competitive 12 month implant
            employees                                            -   FMV of options discounted off of Series B Preferred Stock
            65,000 = non-                                            issued in May 2003
            employees                                            -   Options granted in October 2002 were repriced to $0.50
                                                                     which caused variable accounting for 1,720,500 option grants;
                                                                     Deferred compensation recorded $3,730,512 net of forfeitures
                                                                 -   Recorded charge for non-employee stock compensation $2,708

Figure 1 continued

                                                   Fair Market
                                      Purchase or   Value of
Date of                                Exercise      Common
Sale or        Number and Type of       Price =       Stock                        Rationale for Determination of
 Grant      Shares Issued or Granted      FMV        (GAAP)                              Fair Market Value
------------------------------------------------------------------------------------------------------------------------------------
March 31,   No shares issued or                     $0.60 per    -   Vantas NDA Accepted to file in February 2004
2004        granted during the                        share      -   Company not generating revenue
            quarter                                              -   Manufacturing risks
                                                                 -   Completed construction of new manufacturing suites
                                                                 -   Distribution risks
                                                                 -   No expectation of IPO in near future
                                                                 -   Continued uncertainty of impact of changes in Medicare
                                                                     reimbursement
                                                                 -   Relatively slow market uptake of a competitive 12 month implant
                                                                 -   Recorded $10,609 related to stock compensation for variable options for Q1 2004
                                                                 -   Recorded $11,510 for non-employee stock compensation for
                                                                     Q1 2004

June 28,    Granted 5,000                $0.50        $0.80      -   New drug application accepted to file in February 2004
2004        options to new                                       -   Company not generating revenue
            employee                                             -   Manufacturing risks
                                                                 -   FDA approved GMP Audit
                                                                 -   Beginning validation lots in new manufacturing suites
                                                                 -   Distribution risks
                                                                 -   No expectation of IPO in near future
                                                                 -   Continued uncertainty of impact of changes in Medicare
                                                                     reimbursement
                                                                 -   Risk of selling our product as there is a relatively slow
                                                                     market uptake of a competitive 12 month implant currently on the market
                                                                 -   Recorded $1,500 of non-cash deferred stock compensation
                                                                     with this grant
                                                                 -   Recorded $3,828 related to stock compensation for variable options for Q2 2004
                                                                 -   Recorded $11,510 for non-employee stock compensation for
                                                                     Q2 2004

Figure 1 continued

                                                   Fair Market
                                      Purchase or   Value of
Date of                                Exercise      Common
Sale or        Number and Type of       Price =       Stock                        Rationale for Determination of
 Grant      Shares Issued or Granted      FMV        (GAAP)                              Fair Market Value
------------------------------------------------------------------------------------------------------------------------------------
July 6,     Granted 675,000              $0.50        $0.90      -   Vantas new drug application accepted to file in February 2004
2004  -     options; all grants                     per share    -   Company not generating revenue
August      made to employees                                    -   Manufacturing risks
16, 2004                                                         -   Manufacturing of 3 Validation lots in process
                                                                 -   Distribution risks
                                                                 -   No expectation of IPO in near future
                                                                 -   Continued uncertainty of impact of changes in Medicare
                                                                     reimbursement
                                                                 -   Risk of selling Vantas as there is a relatively slow
                                                                     market uptake of a competitive 12 month implant currently on the market
                                                                 -   In negotiations for Series C Preferred Stock; revised
                                                                     valuation based on Series C discussions
                                                                 -   90% of FMV reflecting lack of marketability of stock and
                                                                     liquidation preferences used to calculate cheap stock charge
                                                                 -   Recorded $270,000 of non-cash deferred stock compensation for this grant

August      Issued 11,600,000 of       $1.00 per                 -   $11,600,000 raised; attempted to raise $15-20 million; new lead
16,2004     Series C Preferred           share                       investor the Psilos Group; preferred shares features include
            Stock. As part of the                                    dividend and liquidation preferences
            Funding, the Board                                   -   43% of raise was from outside investors (price deemed to be
            increased the                                            fair market value due to arms-length nature of transaction)
                                                                 -   Continued slower than expected enrollment for both the
                                                                     Company's Octreotide Phase II and CPP Phase III trials
                                                                 -   Clinical trial success of pipeline not certain
                                                                 -   Company not generating revenue
                                                                 -   Manufacturing risk and commercialization risk still exist
                                                                 -   No expectation of IPO in near future
                                                                 -   Continued uncertainty of impact of changes in Medicare
                                                                     reimbursement
                                                                 -   Relatively slow market uptake of a competitive 12 month implant

Figure 1 continued

                                                   Fair Market
                                      Purchase or   Value of
Date of                                Exercise      Common
Sale or        Number and Type of       Price =       Stock                        Rationale for Determination of
 Grant      Shares Issued or Granted      FMV        (GAAP)                              Fair Market Value
------------------------------------------------------------------------------------------------------------------------------------
August 23,  Compensation                 $0.50        $0.90      -   $11,600,000 raised; attempted to raise $15-20 million; new
2004 -      Committee Approved                                       lead investor the Psilos Group
September   and additional                                       -   43% of raise was from outside investors (price deemed to
27, 2004    1,353,000 grants:                                        be fair market value due to arms length nature of transaction)
                                                                 -   90% of FMV reflecting lack of marketability of stock and
            1,323,000 =                                              liquidation preferences used to calculate cheap stock charge
            employees                                            -   Continued slower than expected enrollment for both the
            30,000 = non -                                           Company's Octreotide Phase II and CPP Phase III trials
            employees                                            -   Preferred shares features include dividend and liquidation preferences
                                                                 -   Clinical trial success of pipeline not certain
                                                                 -   Company not generating revenue
                                                                 -   Manufacturing risk and commercialization risk still exist
                                                                 -   No expectation of IPO in near future
                                                                 -   Continued uncertainty of impact of changes in Medicare
                                                                     reimbursement
                                                                 -   Risk of selling our product as there is a relatively slow
                                                                     market uptake of a competitive 12 month implant currently
                                                                     on the market
                                                                 -   Recorded non-cash deferred stock compensation of $529,200
                                                                     for this block of grants
                                                                 -   Recorded non-cash stock compensation for variable options
                                                                     of $42,388 for Q3 2004
                                                                 -   Recorded non-employee stock compensation of $11,511 for Q3 2004

Figure 1 continued

                                                   Fair Market
                                      Purchase or   Value of
Date of                                Exercise      Common
Sale or        Number and Type of       Price =       Stock                        Rationale for Determination of
 Grant      Shares Issued or Granted      FMV        (GAAP)                              Fair Market Value
------------------------------------------------------------------------------------------------------------------------------------
October 4,  Compensation               $0.50 per    $0.90 to      -  New drug application approved October 12, 2004
2004  -     Committee Approved           share      $2.70 per     -  Sales of Vantas commenced November 8, 2004
October     an additional 105,000                     share       -  Manufacturing risks
18, 2004    grants                                                -  supply issues; single supplier key elements
                                                                  -  Commercialization risks
                                                                  -  Continued slower than expected enrollment in each of the
                                                                     Company's clinical trials, although measures were put in
                                                                     place to accelerate enrollment
                                                                  -  Began discussion with investment bankers regarding possibility of IPO in near future indicating estimates of possible company valuations; Company began using mid-point of the then estimated range ($3.00)
                                                                  -  Clinical success of pipeline not certain
                                                                  -  Recorded non-cash deferred stock compensation of $111,740, net of forfeitures of $13,060 for this block of grants
                                                                  -  Recorded non-cash stock compensation for variable options of $233,131 for Q4 2004
                                                                  -  Recorded non-employee stock compensation of $16,573 for Q4 2004

February    Compensation               $0.50 per    $2.70 per     -  Continued slower than expected enrollment in the Company's key
9, 2005 -   Committee Approved           share        share          clinical trials, although measures were put in place to
February    an additional 55,000                                     accelerate enrollment
21, 2005    grants                                                -  Sales meeting expectations
                                                                  -  Manufacturing risks still exist - supply issues; single supplier key elements
                                                                  -  Distribution risks still exist - single site
                                                                  -  Began preparing Form S-1 for possible of IPO in Q2 2005;
                                                                     Company using mid-point of estimated valuation range
                                                                     provided by bankers
                                                                  -  Clinical success of pipeline not certain
                                                                  -  Recorded non-cash deferred stock compensation of $88,000 for this block of grants
                                                                  -  Recorded non-cash stock compensation for variable options of $233,131 for Q1 2005
                                                                  -  Recorded non-employee stock compensation of $14,203 for Q1 2005